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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of  November 28, 2003.
                  -----------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/   Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / /   No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date   November 28, 2003                By      /s/ Philip G. Hosier
     ---------------------                -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                                Vice President, Finance

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

             DOMAN INDUSTRIES LIMITED  1  2003 THIRD QUARTER REPORT


                              THIRD QUARTER REPORT

                                      ----
                                      2003
                                      ----

                         [DOMAN INDUSTRIES LIMITED LOGO]


TO OUR SHAREHOLDERS

THIRD QUARTER HIGHLIGHTS

o During the quarter the Company continued its efforts to restructure in a manner that would bring about a stable financial structure and viable operations. Subsequently, the B.C. Supreme Court extended the CCAA stay of proceedings until November 27, 2003. Financial restructuring costs for the third quarter were $1.7 million and cumulatively have totalled $9.9 million.

o Sales for the quarter were $158.9 million - North American sales were $83.2 million while sales to the Far East, including Japan, were $46.6 million and sales to Europe and elsewhere were $29.1 million.

o Solid wood sales for the quarter were $100.5 million and pulp sales were $58.4 million.

o EBITDA for the quarter was $(9,955,000) compared to $(25,707,000) for the previous quarter.

o EBITDA for the solid wood segment of $(1.8) million compared favourably to the $(4.5) million for the previous quarter but was negatively impacted by softwood lumber duties and the strong Canadian dollar. Due in part to these factors, which affect working capital requirements, there were curtailments in our logging, sawmill and pulp operations.

o Duties on softwood lumber exports to the U.S. were $10.4 million, compared to $8.5 million in the previous quarter.

o The Company has now completed its sawmill restructuring plan, resulting in significant cost reductions when operating on a normalized basis.

o EBITDA for the pulp segment was $(6.7) million compared to $(19.8) million for the previous quarter.

o Cash flow provided by operations in Q3 of 2003 improved to positive $18.2 million from negative $16.3 million in the previous quarter. The Company had a cash balance of $19.8 million and available revolving credit of $30.4 million at September 30, 2003.

o A summary of the Company's Q3 and nine months financial results is as follows:

--------------------------------------------------------------------------------------------------------
($MILLIONS)                              2003          2003         2002          NINE           NINE
                                          3RD           2ND          3RD         MONTHS         MONTHS
                                        QUARTER       QUARTER      QUARTER        ENDED          ENDED
                                                                                SEPTEMBER      SEPTEMBER
                                                                                  2003          2002
--------------------------------------------------------------------------------------------------------
Sales                                     158.9         138.5        175.6          446.6          465.5
--------------------------------------------------------------------------------------------------------
Earnings (loss) from Operations           (24.4)        (40.5)         7.4          (61.3)           7.5
--------------------------------------------------------------------------------------------------------
Cash flow (Note 1)                        (38.3)        (52.6)       (10.3)         (99.6)         (43.1)
--------------------------------------------------------------------------------------------------------
EBITDA (Note 2)                           (10.0)        (25.7)        20.7          (20.6)          40.2
--------------------------------------------------------------------------------------------------------
Unrealized gain (loss) on                  (0.9)         81.0        (47.8)         153.9            3.8
translation of US$
denominated debt
--------------------------------------------------------------------------------------------------------
Net Earnings (loss)                       (55.2)         13.7        (73.8)          10.7          (77.2)
--------------------------------------------------------------------------------------------------------
Duties expensed                            10.4           8.5          8.5           26.7           22.3
--------------------------------------------------------------------------------------------------------

(Figures rounded to one decimal place)

NOTE 1 Cash flow is defined as cash flow from operations before changes in non-cash working capital as disclosed in the consolidated statements of cash flow.

NOTE 2 EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statements of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.

             DOMAN INDUSTRIES LIMITED  2  2003 THIRD QUARTER REPORT

EARNINGS

Net earnings for the nine months ended September 30, 2003 were $10.7 million compared to a net loss of $77.2 million for the same period in 2002. Included in these results were unrealized foreign exchange gains on US dollar denominated debt of $153.9 million and $3.8 million in 2003 and 2002 respectively.

For the three months ended September 30, 2003 the Company reported a net loss of $55.2 million compared with a net loss of $73.8 million for the same period in 2002. Included in these results were unrealized foreign exchange losses on US dollar denominated debt of $0.9 million and $47.8 million in 2003 and 2002 respectively.

The strengthening Canadian dollar, which averaged U.S. $0.72 for the third quarter of 2003 compared to U.S. $0.64 for the third quarter of 2002 reduced quarterly operating earnings by approximately $14 million from the third quarter of 2002.


SOLID WOOD SEGMENT

Sales in the solid wood segment decreased to $100.5 million in the current quarter from $119.8 million in the same period of 2002 as a result of lower average sales realizations for lumber, reflecting the stronger Canadian dollar and a lower cedar content in the sales mix. In addition, reduced logging activity in the current quarter resulted in lower outside log sales. For the nine months year to date, sales in the solid wood segment were $293.0 million compared to $345.2 million for the same period in 2002.

EBITDA for the solid wood segment in the third quarter of 2003 was $(1.8) million compared to $(4.5) million in the second quarter of 2003 and $19.3 million in the third quarter of 2002. Results in the third quarter were adversely impacted by (i) the stronger Canadian dollar (ii) a $10.4 million provision for countervailing and anti-dumping duties on softwood lumber shipments to the U.S. (iii) extensive downtime in the sawmill and logging operations. Logging operations, in particular, were curtailed and production in the third quarter of 2003 was reduced to 472 km3 compared to 754 km3 in the second quarter of 2003 and 782 km3 in the third quarter of 2002.

The average lumber price (net of duty and selling expenses) was $444 per mfbm in the third quarter compared to $410 per mfbm in the previous quarter and $542 in the third quarter of 2002, when sales included a higher cedar content.


PULP SEGMENT

Pulp sales in the third quarter of 2003 increased to $58.4 million from $55.8 million in the same period of 2002 as a result of higher sales volumes and US $ prices offset in large part by the stronger Canadian dollar. The average list price of NBSK in the third quarter of 2003 was US$520 per ADMT compared to US$487 per ADMT in the same quarter of 2002. For the nine months year to date, pulp sales were $153.6 million compared to $120.3 million for the same period in 2002.

EBITDA for the pulp segment in the third quarter of 2003 was $(6.7) million compared to $(19.8) million in the immediately preceding quarter and $4.7 million in the third quarter of 2002. The Squamish pulp mill operated for 75 days in the third quarter of 2003, producing 59,462 ADMT. NBSK list prices averaged approximately US$520 per ADMT in the third quarter of 2003 which was below the second quarter prices. The improvement in EBITDA in the third quarter of 2003, compared to the second quarter, reflected the fact that the second quarter's results had been impacted by scheduled maintenance work which had cost approximately $12 million. The Port Alice dissolving sulphite mill operated for 51 days in the third quarter of 2003 in order to satisfy customer requirements. A small upward trend in prices was not enough to offset the currency impact of the stronger Canadian dollar and sales allowances payable under a marketing agreement with Cellmark Pulp & Paper Inc.


LIQUIDITY

Cash flow from operations in the third quarter of 2003, before changes in non-cash working capital, was $(38.3) million compared to $(10.3) million in the third quarter of 2002. After changes in non-cash working capital, cash provided by operations in the third quarter of 2003 was $18.2 million compared to cash used in operations of $(17.6) million in the third quarter of 2002.

Investing activities used $(2.0) of funds in the third quarter of 2003 compared to $(9.4) million in the same quarter of 2002. Reduced logging activity resulted in $4.1 million being spent on road construction in the third quarter of 2003 compared to $8.5 million in the same period in 2002. Bank indebtedness decreased by $13.2 million in the third quarter of 2003.

The Company's cash balance at September 30, 2003 was $19.8 million. In addition, $30.4 million was available under the revolving credit facility.

             DOMAN INDUSTRIES LIMITED  3  2003 THIRD QUARTER REPORT


MARKET AND OPERATIONAL REVIEW

Lumber prices in the U.S. as measured by SPF 2 x 4 lumber averaged approximately US$316 per mfbm in the third quarter of 2003 compared to US$255 per mfbm in the same period of 2002 and US$245 per mfbm in the second quarter of 2003. Although U.S. housing start statistics remain strong, with a seasonally adjusted annual rate in September of 1,888,000, lumber prices have come off from the highs reached in the summer. A positive resolution to the U.S. softwood lumber dispute continues to be sought. NAFTA and WTO decisions have provided strong support to the Canadian position and the recent initiatives by Premier Gordon Campbell to meet with Vice President Dick Cheney provides encouragement that a settlement may be near.

The three year labour agreement with the Industrial, Wood and Allied Workers
(IWA) expired in June 2003. Negotiations between Forest Industrial Relations
(FIR) representing employers, and the IWA broke off when the IWA applied to the Labour Relations Board (LRB) to have FIR members vote on the IWA's recent proposal. FIR has objected to this process to the LRB but has agreed to hold its objections in abeyance until the vote, scheduled for November 7, is complete. The Company generally enjoys a good relationship with the IWA and is optimistic that a settlement can be reached.

NBSK pulp markets have strengthened since August with list prices to Europe ending the third quarter at US$530 per ADMT. Norscan producers' pulp inventories decreased by 151,000 tonnes in September to 1.68 million tonnes and it is anticipated inventories will continue to trend down as Chinese buyers restock. Prices increased to US$545 per ADMT in October and further increases are expected although the timing and magnitude will depend upon paper demand.

Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulp mill improved slightly in the third quarter of 2003 but the gains were offset by the stronger Canadian dollar and increased marketing costs. The Company intends to operate Port Alice for at least 30 days in the fourth quarter in order to satisfy customer requirements. Progress continues to be made in the Company's ongoing efforts to finalize a plan to reduce costs and ensure an adequate fibre supply is available so that the mill can increase production and operate on a profitable and sustainable basis.


CONCLUDING REMARKS

In conclusion, Rick Doman stated, "The Company and its employees have worked very hard over the past year, under severe market conditions, to maintain and improve the value of its operations. We have consolidated our sawmill facilities into six highly efficient mills and expect that once the softwood dispute settles and the restructuring is complete the Company will resume normal production levels and the significant cost reductions will have a positive impact on our solid wood operations. The Board wishes to express its appreciation to all our employees for their continued efforts. The Board's energies continue to be focussed on implementing a restructuring plan that is in the best interest of the Company and its stakeholders."


                       ON BEHALF OF THE BOARD OF DIRECTORS

                       /S/ J.H. DOMAN
                      -------------------------------------
                                                 J.H. DOMAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

DUNCAN, BC
NOVEMBER 2003

THIS REPORT CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INCLUDE, AMONG
OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN.

              DOMAN INDUSTRIES LIMITED 4 2003 THIRD QUARTER REPORT


CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                         THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                           SEPTEMBER 30,                      SEPTEMBER 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         2003           2002              2003            2002
-----------------------------------------------------------------------------------------------------------------------------------
SALES                                                                  $158,855       $175,558          $446,560        $465,525

COSTS AND EXPENSES
   Cost of goods sold before amortization                               164,556        148,900           454,226         408,827
   Selling and administration                                             4,254          5,971            12,935          16,493
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        168,810        154,871           467,161         425,320
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING EARNINGS (LOSS) BEFORE AMORTIZATION,
   RESTRUCTURING COSTS, ASSET WRITE-DOWNS AND OTHER
   INCOME AND EXPENSE                                                    (9,955)        20,687           (20,601)         40,205
Amortization of property, plant and equipment                             9,516         13,319            33,769          32,662
Operating restructuring costs and asset write-downs                       4,907             --             6,907              --
-----------------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                                               (24,378)         7,368           (61,277)          7,543
Other income and expense:
   Interest                                                             (27,050)       (26,798)          (74,233)        (76,639)
   Exchange gains and (losses) on long-term debt and
        amortization of debt issue costs                                 (2,037)       (49,111)          150,598            (172)
   Financial restructuring costs                                         (1,721)            --            (5,302)             --
   Other income (expense)                                                   374         (4,614)            1,493          (5,652)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        (30,434)       (80,523)           72,556         (82,463)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                     (54,812)       (73,155)           11,279         (74,920)
Income tax expense                                                         (358)          (656)             (566)         (2,299)
-----------------------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS)                                                     (55,170)       (73,811)           10,713         (77,219)
Provision for dividends on preferred shares                              (1,211)        (1,150)           (3,562)         (3,337)
-----------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss) attributable to common and non-voting shares       $(56,381)      $(74,961)           $7,151        $(80,556)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS (LOSS) PER SHARE                                          $(1.33)        $(1.76)            $0.17          $(1.90)

DILUTED EARNINGS (LOSS) PER SHARE                                        $(1.33)        $(1.76)            $0.17          $(1.90)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Average number of common and non-voting shares outstanding (000s)        42,481         42,481            42,481          42,481

              DOMAN INDUSTRIES LIMITED 5 2003 THIRD QUARTER REPORT


CONSOLIDATED STATEMENTS OF CASH FLOW
UNAUDITED
(IN THOUSANDS OF DOLLARS)

                                                                         THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                           SEPTEMBER 30,                      SEPTEMBER 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         2003           2002              2003            2002
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net earnings (loss)                                                 $(55,170)      $(73,811)        $  10,713         $(77,219)
   Add (deduct) items not involving cash:
     Amortization of property, plant and equipment                        9,516         13,319            33,769           32,662
     Amortization of deferred charges                                     1,095          1,328             3,317            3,941
     Foreign currency translation (gain) loss                               942         47,783          (153,915)          (3,768)
     (Gain) loss on fixed asset disposals                                 4,554           (402)            3,432              129
     Other items                                                            772          1,511             3,045            1,166
-----------------------------------------------------------------------------------------------------------------------------------
     Working capital used in operations                                 (38,291)       (10,272)          (99,639)         (43,089)
   Net change in non-cash working capital items                          56,464         (7,329)          108,858           29,758
-----------------------------------------------------------------------------------------------------------------------------------
Funds provided by (used in) operating activities                         18,173        (17,601)            9,219          (13,331)
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Financing cost                                                            --            (43)               --           (1,101)
   Increase (decrease) in bank indebtedness                             (13,177)         5,360             6,895            4,051
-----------------------------------------------------------------------------------------------------------------------------------
Funds (used in) provided by financing activities                        (13,177)         5,317             6,895            2,950
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Additions to property, plant and equipment                            (4,518)        (9,770)          (23,547)         (19,600)
   Disposal of property, plant and equipment                              2,561            491             4,229            7,065
   Other                                                                    (21)          (120)              437              949
-----------------------------------------------------------------------------------------------------------------------------------
Funds used in investing activities                                       (1,978)        (9,399)          (18,881)         (11,586)
-----------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                               3,018        (21,683)           (2,767)         (21,967)

CASH, BEGINNING OF PERIOD                                                16,814         45,992            22,599           46,276
-----------------------------------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                                    $ 19,832       $ 24,309         $  19,832         $ 24,309
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

              DOMAN INDUSTRIES LIMITED 6 2003 THIRD QUARTER REPORT


CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS)

                                                                                                      SEPTEMBER 30,     DECEMBER 31,
                                                                                                          2003              2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (UNAUDITED)       (AUDITED)

ASSETS

CURRENT ASSETS
   Cash                                                                                                 $  19,832       $  22,599
   Accounts receivable                                                                                     65,872          86,038
   Inventories                                                                                            169,771         199,989
   Prepaid expenses                                                                                        11,879          10,363
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          267,354         318,989

INVESTMENTS                                                                                                 9,573           9,784

PROPERTY, PLANT AND EQUIPMENT                                                                             466,907         485,091

OTHER ASSETS                                                                                               25,260          30,062
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                        $ 769,094       $ 843,926
------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
   Bank indebtedness                                                                                      $28,714       $  21,819
   Accounts payable and accrued liabilities                                                               112,238         102,730
   Accounts payable and accrued liabilities, subject to compromise                                         95,848          45,366
   Current portion of long-term debt subject to compromise                                                523,373              --
   Current portion of long-term debt                                                                      215,824              --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          975,997         169,915

LONG-TERM DEBT SUBJECT TO COMPROMISE                                                                      168,613         809,309

LONG-TERM DEBT                                                                                                 --         252,416

OTHER LIABILITIES                                                                                          29,291          27,807

SHAREHOLDERS' EQUITY
   Share capital
      Preferred shares                                                                                     64,076          64,076
      Common and non-voting shares                                                                        242,942         242,942
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          307,018         307,018

   Deficit                                                                                               (711,825)       (722,539)
                                                                                                         (404,807)       (415,521)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                        $ 769,094       $ 843,926
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


                    APPROVED BY THE BOARD:


                        /s/ J.H. DOMAN                   /s/IAN DANVERS

                          J.H. DOMAN                       IAN DANVERS
                           DIRECTOR                         DIRECTOR

              DOMAN INDUSTRIES LIMITED 7 2003 THIRD QUARTER REPORT


NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.   CCAA PROCEEDINGS

     On October 10, 2003 the Company announced that the Supreme Court of British Columbia had issued an order, in connection with proceedings under the COMPANIES CREDITORS ARRANGEMENT ACT, extending the stay of proceedings to November 27, 2003.

     In addition to extending the stay of proceedings, the order also authorized the Company to engage in a process (the "Refinancing Solicitation Process"), under the direction of its financial adviser, UBS Securities LLC, and under the supervision of the Monitor and direction of the Court, to solicit proposals to refinance its existing indebtedness. Following are significant key steps in the process:

     o By November 10, 2003 each potential investor wishing to participate further in the refinancing solicitation process must deliver to UBS an initial non-binding expression of interest to provide the required financing.

     o On November 27, 2003 the Company will apply to Court to report on the status of the Refinancing Solicitation Process and seek directions on the continuation of the process.

     o If the Company, the Monitor, Tricap and representatives of the informal unsecured noteholder Committee ("the Committee") agree on a particular binding refinancing proposal, a motion to Court will occur on December 18, 2003, seeking authorization to file a revised Plan of Arrangement and Compromise to implement such refinancing proposal.

     o If there is no agreement on the selection of a binding refinancing proposal, then the Company, the Committee and Tricap are all at liberty to seek authorization to file a revised Plan of Arrangement and Compromise and the Court will on December 18, 2003, be asked to consider all proposed refinancing proposals to determine which proposal is to be presented to the Company's creditors in accordance with the CCAA.

     o A plan of Arrangement and Compromise will be presented to creditors for approval on or before January 28, 2004 with a projected implementation date of no later than February 20, 2004, subject to further order by the Court.

2.   GOING CONCERN

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a plan and emergence from reorganization proceeding are subject to a number of conditions.

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes. The long-term debt and long-term debt subject to compromise have been classified based on the original payment terms without consideration being given to this default.

     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If a plan is confirmed by the Court the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial

              DOMAN INDUSTRIES LIMITED 8 2003 THIRD QUARTER REPORT


     statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

3.   SIGNIFICANT ACCOUNTING POLICIES

     These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2002.

4.   BANK CREDIT FACILITY

     In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

     At September 30, 2003, $62,158,000 of the facility was available to the Company, of which $28,714,000 had been drawn down and $3,017,000 was used to support standby letters of credit.

5.   ACCOUNTS PAYABLE SUBJECT TO COMPROMISE ($000)

     Accounts payable subject to compromise consist of the following:

        Trade payables                                      $17,863
        Interest on 8 3/4% unsecured Senior Notes            53,971
        Interest on 9 1/4% unsecured Senior Notes            24,014
                                                            -------
                                                            $95,848
                                                            -------
                                                            -------

6.   INTEREST

     Interest includes interest paid or payable on the Company's bank credit facility, interest accrued on the Company's secured and unsecured notes and the foreign exchange gain or loss on accrued but unpaid interest denominated in U.S. dollars (secured and unsecured notes).

7.   THE FORESTRY REVITALIZATION PLAN

     In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant change to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licensees. As well, through legislation, licensees, including the company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

     The effect of the timber take-back is expected to result in a reduction of approximately 685,000 m3 of the Company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the Plan at the time the amounts to be recorded are estimable.

8.   CONTINGENT LIABILITY

     The Company has incurred countervailing and antidumping duties at 27.22% totalling $10.4 million (2002 - $8.5 million) for the quarter and $26.7 million (2002 - $22.3 million) for the nine months ended September 30, 2003. The amounts have been recorded as a reduction of sales revenue.

              DOMAN INDUSTRIES LIMITED 9 2003 THIRD QUARTER REPORT


     Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until September 30, 2003 total $49.0 million.

     The Company and other Canadian Forest Product Companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO.

             DOMAN INDUSTRIES LIMITED 10 2003 THIRD QUARTER REPORT


SUPPLEMENTAL INFORMATION
UNAUDITED

                                                                     THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                        SEPTEMBER 30,                     SEPTEMBER 30,
                                                                    2003            2002              2003            2002
--------------------------------------------------------------------------------------------------------------------------
SALES ($ MILLIONS)
   Lumber                                                           72.9           76.7              196.6           255.0
   Logs                                                             22.1           37.8               80.5            75.1
   By-products                                                       5.5            5.3               15.9            15.1
--------------------------------------------------------------------------------------------------------------------------

Solid Wood Segment                                                 100.5          119.8              293.0           345.2
Pulp Segment                                                        58.4           55.8              153.6           120.3
--------------------------------------------------------------------------------------------------------------------------

Total Sales to external customers                                  158.9          175.6              446.6           465.5
--------------------------------------------------------------------------------------------------------------------------

Intersegment Sales accounted for at market prices                   17.7           14.1               43.8            30.1
--------------------------------------------------------------------------------------------------------------------------

SALES VOLUMES

   Lumber (MMFBM)                                                    164            141                440             458
   Logs (km3)                                                        172            246                545             509

   Pulp - NBSK (ADMT)                                             64,380         64,532            192,365         132,182
   Pulp - Sulphite (ADMT)                                         26,256         15,147             52,265          43,892
--------------------------------------------------------------------------------------------------------------------------

PRODUCTION VOLUMES

   Lumber (MMFBM)                                                    143            161                450             426
   Logs (km3)                                                        472            782              1,907           2,039

   Pulp - NBSK (ADMT)                                             59,462         71,064            190,513         132,545
   Pulp - Sulphite (ADMT)                                         23,010         10,958             39,451          37,465
--------------------------------------------------------------------------------------------------------------------------

AVERAGE PRICES

   Lumber (per MFBM)                                                 444            542                447             529
   Logs (per m3)                                                     129            154                148             147
   Pulp (per ADMT)                                                   644            701                628             683
--------------------------------------------------------------------------------------------------------------------------

EBITDA ($ Millions)

   Solid Wood Segment                                               (1.8)          19.3               13.8            59.2
   Pulp Segment                                                     (6.7)           4.7              (30.3)          (11.2)
   General Corporate                                                (1.5)          (3.3)              (4.1)           (7.8)
--------------------------------------------------------------------------------------------------------------------------

Total                                                              (10.0)          20.7              (20.6)           40.2
--------------------------------------------------------------------------------------------------------------------------

AMORTIZATION ($ MILLIONS)

   Solid Wood Segment                                                7.2           10.1               26.5            25.9
   Pulp Segment                                                      2.3            3.3                7.3             6.8
--------------------------------------------------------------------------------------------------------------------------

Total                                                                9.5           13.4               33.8            32.7
--------------------------------------------------------------------------------------------------------------------------

SEGMENTED OPERATING EARNINGS (LOSS) ($ MILLIONS)

   Solid Wood Segment                                              (13.9)           9.2              (19.6)           33.3
   Pulp Segment                                                     (9.0)           1.4              (37.6)          (18.0)
--------------------------------------------------------------------------------------------------------------------------

Total                                                              (22.9)          10.6              (57.2)           15.3
--------------------------------------------------------------------------------------------------------------------------

                        [DOMAN INDUSTRIES LIMITED LOGO]


           HEAD OFFICE
          435 Trunk Road
     Duncan, British Columbia          FINANCIAL STATEMENTS ON THE INTERNET
          Canada V9L 2P9                      http://www.domans.com
       Tel.: (250) 748-3711
       Fax:  (250) 748-6045
    E-mail: domans@domans.com